Wienerberger



Sunshine always follows rain.

Report on the First Six Months of 2006

Earnings Data		1-6/2005	1-6/2006	Change in %	Year-end 2005
Revenues	*in € mill.*	922.8	1,011.9	+10	1,954.6
EBITDA	*in € mill.*	201.7	196.9	-2	428.4
EBIT	*in € mill.*	123.4	116.8	-5	270.3
Profit before tax	*in € mill.*	111.7	103.9	-7	251.3
Profit after tax	*in € mill.*	88.9	81.1	-9	196.4
Adjusted earnings per share [1]	*in €*	1.20	1.09	-9	2.67
Free cash flow [2]	*in € mill.*	-30.2	15.0	>100	223.8
Maintenance capex	*in € mill.*	40.5	46.3	+14	88.2
Growth investments	*in € mill.*	120.4	255.8	+112	250.5

Balance Sheet Data		31.12.2005	30.6.2006	Change in %
Equity [3]	*in € mill.*	1,483.1	1,455.4	-2
Net debt	*in € mill.*	934.4	1,224.3	+31
Capital employed	*in € mill.*	2,289.4	2,540.7	+11
Balance sheet total	*in € mill.*	3,269.6	3,645.6	+11
Gearing	*in %*	63.0	84.1	-
Employees [4]		13,327	13,107	-2

Stock Exchange Data		1-12/2005	1-6/2006	Change in %
Share price high	*in €*	39.10	44.81	+15
Share price low	*in €*	28.12	32.11	+14
Share price at end of period	*in €*	33.80	37.15	+10
Shares outstanding (weighted) [5]	*in 1,000*	73,196	73,311	0
Market capitalization at end of period	*in € mill.*	2,506.9	2,755.3	+10

Segments 1-6/2006 *in € mill. and %*	Central-East Europe		Central-West Europe		North-West Europe		USA		Investments and Other [6]	
Revenues	258.0	*(+16)*	193.8	*(+7)*	403.5	*(+9)*	171.6	*(+8)*	-15.0	*(-50)*
EBITDA	54.3	*(-7)*	37.1	*(+4)*	82.4	*(-1)*	31.8	*(+5)*	-8.7	*(-50)*
EBIT	28.7	*(-12)*	20.4	*(+10)*	54.1	*(-4)*	24.2	*(+2)*	-10.6	*(-43)*
Total investments	62.9	*(+2)*	29.9	*(-21)*	92.4	*(+114)*	116.1	*(>100)*	0.8	*(+14)*
Capital employed	591.9	*(+6)*	428.5	*(+4)*	1,064.0	*(+11)*	434.3	*(+32)*	21.9	*(-54)*
Employees	4,554	*(-6)*	1,968	*(+10)*	4,188	*(-1)*	2,224	*(+2)*	173	*(+15)*

1) Adjusted for non-recurring income and expenses and goodwill amortization
2) Cash flow from operating activities minus cash flow from investing activities plus growth investments
3) Equity including minority interest
4) Average number of employees for the period
5) Adjusted for treasury stock
6) Including Group eliminations and holding company costs; negative revenues are due to the offset of inter-company sales in this segment

Note: In the table of segment data, changes in % to the comparable prior year period are shown in brackets.

Chief Executive's Review

Dear Shareholders,



Wolfgang Reithofer,
CEO *of Wienerberger AG*

Wienerberger was able to continue its growth course and further expand its market positions during the first half of 2006. Group revenues rose by an impressive 10% to € 1,011.9 million, supported by a 7% improvement in sales volumes and an average increase of 3% in prices. However, this sound development is not yet reflected in our earnings. EBITDA declined by a slight 2% to € 196.9 million, primarily as the result of four factors:

1. In keeping with our goal to optimize inventories, we temporarily shut down production in a number of plants at the start of this year. The resulting costs of idle capacity had a negative impact on earnings but, at the same time, also led to a significant improvement in cash flow. 2. During the past 12 months, operations started at ten newly constructed plants. Our accelerated growth strategy has generated additional start-up and integration costs in the areas of production, administration and sales, and the benefits on earnings will only take effect in later periods. 3. Energy costs continued to rise throughout the first half of 2006 and triggered an additional charge of € 32 million to earnings, whereas our selling prices were adjusted gradually over this time. In individual cases, we also reduced prices for strategic reasons. 4. Furthermore, I would like to recall that the unusually long winter led to a drop in production efficiency and higher energy consumption, and thereby affected the development of earnings.

Focus on the optimization and integration of new activities

During the second half of 2006, our management will focus on the optimization and integration of new business activities. The tense cost situation should ease in comparison with the base in 2005, but the full extent of the slow-down in US residential construction and the energy price trend is still unknown. Current forecasts lead me to expect an additional volume-adjusted charge of roughly € 50 million from the increase in energy prices for the entire year. We are therefore intensifying our efforts to use alternative sources of energy and, in this way, further reduce our dependence on natural gas. We also plan to offset these higher costs by again raising our selling prices.

Major expansion steps in the western USA and Great Britain

We will spend at least € 250 million on our ongoing investment program during 2006. Furthermore, Wienerberger took another major expansion step in June with the acquisition of the Robinson Brick Company (RBC) in the USA. RBC operates one brick plant in Denver as well as three concrete block factories and 17 distribution outlets in six states. In the past, our US activities were concentrated east of the Mississippi. With RBC we have found an ideal geographical addition in the western part of this country, and expect roughly US$ 5 million of synergies through the integration with General Shale beginning in 2008. In mid-August Wienerberger announced a recommended cash acquisition of the publicly traded Baggeridge Brick PLC in Great Britain. Baggeridge Brick operates five plants, and will create attractive opportunities for synergies and growth on this largest facing brick market in Europe. Details on this transaction can be found on our website, and I will report on the results of our efforts during the next quarter. The successful takeover of Baggeridge Brick would raise our total growth investments for 2006 to approximately € 500 million, which we intend to finance from cash flow and additional debt. As a result, gearing will increase to roughly 80% by the end of this year.

Goal remains unchanged for 10% increase in earnings

I am confident concerning the development of our company for this year. Wienerberger will record a further improvement in earnings, and our goal to increase EBITDA by 10% remains unchanged.

Yours Wolfgang Reithofer

Financial Review

Revenues and EBITDA

as a % of 100



100
90
80
70
60
50
40
30
20
10
0
Q4 24% 22% Q4
Q4 25% 22% Q4
Q3 28% 32% Q3
Q3 28% 31% Q3
Q2 30% 33% Q2
Q2 30% 34% Q2
Q1 18% 13% Q1
Q1 17% 13% Q1
2004
2005
Revenues
EBITDA

Revenues and EBITDA
Q1 - Q2

in € mill.



837.6
922.8
1,011.9
185.8
201.7
196.9
1000
900
800
700
600
500
400
300
200
100
0
2004
2005
2006
Revenues
EBITDA

Earnings

Acquisitions and substantial investments in new capacity also allowed Wienerberger to continue its growth course during the first six months of 2006. Group revenues rose by 10% to € 1,011.9 million, with 7% of this increase representing higher sales volumes and 3% price effects.

All segments contributed to the growth in revenues, whereby the largest increase was recorded in Central-East Europe with 16%. The success of the Group's growth strategy in this region was reflected in a strong 13% rise in sales volumes of hollow bricks. However, price levels declined slightly in the Czech Republic and Slovakia. The development of business in Central-West Europe was different. Wienerberger could sell more products and raise prices slightly in Germany, but sales volumes in Italy decreased as expected. In total, this segment reported a plus of 7% in revenues compared to the previous year. The 9% growth in revenues recorded by North-West Europe was due above all to an increase in sales volumes of hollow bricks in Belgium and France as well as higher price levels. In the USA Wienerberger registered a slight decline in sales volumes, but was able to raise prices despite first signs of weakness on the market. The result was an increase of 8% in revenues. The acquisition of Robinson Brick in Denver, Colorado, will only make a contribution to Group earnings during the second half of 2006.

EBITDA recorded by the Wienerberger Group declined 2% to € 196.9 million. This development resulted from the long winter and a substantial rise in energy prices as well as start-up and integration costs for current projects. The Group implemented price adjustments to offset the partly expected cost increases – the sharp rise in energy prices led to additional charges of € 32 million for the first six months of this year – but especially in Central-East Europe these measures only took effect at the beginning of the second quarter. Additional expenses were incurred for the introduction of SAP in the USA and at Semmelrock as well as the establishment of country organizations in Russia, Bulgaria and Ukraine and the expansion of the holding company.

EBIT for the Group totaled € 116.8 million for the first six months of 2006 or 5% less than the comparable period of 2005, following a slight rise in depreciation that resulted from investments made in recent years. Financial results deteriorated from € -11.7 to -12.9 million because of a decline in income from associates (at equity valuation of Pipelife and Tondach Gleinstätten). Profit before tax fell by 7% to € 103.9 million for the first six months of 2006, and the higher tax rate of 21.9% (2005: 20.4%) led to a 9% decrease in profit after tax to € 81.1 million. Earnings per share totaled € 1.09 compared to € 1.20 for the first half of 2005. The weighted average number of shares outstanding remained unchanged at 73.3 million.

Cash Flow

Free cash flow showed very positive development, reaching € +15.0 million for the first six months of 2006 after € -30.2 million in 2005. Gross cash flow fell 15% below the prior year level to € 146.8 million, primarily as a result of the decline in earnings and lower reversal of provisions. The program to reduce inventories throughout the Group led to a strong improvement in cash flow from operating activities, which turned from € -1.7 to +53.3 million even though working capital normally rises during the first half-year due to the seasonality of business. Cash outflows of € 302.1 million for investments included € 46.3 million of maintenance, replacement and rationalization investments (maintenance capex) and € 255.8 million of acquisitions and the construction or expansion of plants (growth investments). A total of € 87.0 million in dividends were distributed to shareholders.

Asset and Financial Position

Negative foreign exchange effects and the dividend payment led to a 2% decrease in equity to € 1,455.4 million. Net debt rose 31% to € 1,224.3 million because of the seasonal growth in inventories, the dividend payment and investments. Gearing increased from 63.0% as of December 31, 2005 to 84.1% for the same reasons, and is expected to equal approximately 80% by the end of this year.

Gearing is expected to equal roughly 80% by year-end

The Second Quarter of 2006

Group revenues for the second quarter of 2006 increased 7% over the comparable prior year figure to € 628.0 million. All countries in Central-East Europe with the exception of Slovenia reported higher revenues compared to 2005. Significant two-digit growth was registered in the Czech Republic and Slovakia as a result of sales promotions and in Poland, Romania and at Semmelrock for structural reasons. Central-West Europe profited from recent recovery in residential construction on the German market, but revenues in Italy fell slightly below the high prior year level because of a decrease in sale volumes. Revenue growth in North-West Europe was supported by a steady strong level of new residential construction in Belgium as well as higher prices. Results in the Netherlands, France and Great Britain matched the prior year level. In the USA revenues rose slightly, despite first signs of slowing demand.

Strong revenue growth in Q2, above all in Central-East Europe

Group EBITDA of € 141.3 million for the second quarter was 4% less than the comparable figure for 2005. This resulted above all from the negative impact of higher energy costs and a related earnings decline in Italy, Belgium, Great Britain and the Czech Republic, which was also influenced by sales promotion activities to safeguard market shares in this country. Non-recurring expenses for the introduction of SAP in the USA and at Semmelrock also put pressure on margins.

Rising energy costs and non-recurring expenses impact EBITDA in Q2

Revenues	**4-6/2005**	**4-6/2006**	**Change**
	in € mill.	*in € mill.*	*in %*
Central-East Europe	159.6	188.1	+18
Central-West Europe	126.9	131.7	+4
North-West Europe	219.2	226.8	+3
USA	90.2	91.6	+2
Investments and Other [1]	-6.9	-10.2	-48
Wienerberger Group	**589.0**	**628.0**	**+7**

EBITDA	**4-6/2005**	**4-6/2006**	**Change**
	in € mill.	*in € mill.*	*in %*
Central-East Europe	44.1	44.6	+1
Central-West Europe	33.1	33.1	0
North-West Europe	54.1	49.8	-8
USA	18.5	17.5	-5
Investments and Other [1]	-2.4	-3.7	-54
Wienerberger Group	**147.4**	**141.3**	**-4**

1) Including Group eliminations and holding company costs; negative revenues are due to the offset of inter-company sales in this segment.

Segments

Central-East Europe

H1 Revenues by Segment


5
4
3
1
2

1 Central-East Europe: 25%
2 Central-West Europe: 19%
3 North-West Europe: 39%
4 USA: 17%
5 Investments and Other: 0%

Following a weaker development in 2005, Central-East Europe returned to its growth course with a substantial improvement in revenues during the first six months of this year. However, the segment recorded a temporary decline in earnings for this period. The Central-East Europe segment generated 25% of Group revenues and 27% of EBITDA.

Revenues for the first half-year totaled € 258.0 million and exceeded the prior year by 16%, but EBITDA fell 7% to € 54.3 million. This situation was the result of a long and severe winter throughout the region, which not only delayed the start of the construction season but also resulted in costs of idle capacity due to a number of plant shutdowns that were required to reduce inventories. The bad weather also led to lower production efficiency and higher energy consumption. The sharp rise in energy costs had an added negative impact because the Group was only able to implement price increases at the start of the second quarter in several countries and, in individual cases, prices were even reduced for strategic reasons. In the Czech Republic and Slovakia, Wienerberger carried out sales promotion activities to safeguard its market shares. These measures led to a substantial improvement in sales volumes in both countries. In Poland the price situation remained tense throughout the first two quarters, but demand outpaced the previous year and sales volumes rose by a sizeable amount. The development of sales volumes was also positive at Semmelrock and Bramac as well as in Romania and Hungary.

H1 EBITDA by Segment


5
4
3
1
2

1 Central-East Europe: 27%
2 Central-West Europe: 19%
3 North-West Europe: 42%
4 USA: 16%
5 Investments and Other: -4%

Wienerberger continued its expansion strategy in Central-East Europe through bolt-on projects during the first months of 2006. In Poland two brick plants near Krakow were acquired at the beginning of the year, in Bulgaria the Group entered the market with the takeover of a brick plant in Lukovit and in Austria the Eichhorn plant was purchased. The newly constructed Sibiu brick plant in Romania recently started operations, and Kiprevo in Russia is scheduled to begin production in October. The success of the Wienerberger growth strategy is reflected in significantly higher revenues. However, earnings have lagged behind this improvement because of the increased pressure on margins caused by the construction of new plants, development of country organizations in Russia, Bulgaria and Ukraine, implementation of SAP at Semmelrock and significantly higher energy prices.

Positive outlook for second half-year should support higher earnings growth

The outlook remains positive for the coming months. Continued growth in sales volumes is expected for Poland, where prices were raised in August. Wienerberger also forecasts a steady increase in sales volumes for the other countries in this segment. Margins should improve during the second half year because price adjustments are in place and the comparison of energy costs with the second half of 2005 will be less challenging.

Central-East Europe		**1-6/2005**	**1-6/2006**	**Change in %**
Revenues	*in € mill.*	223.3	258.0	+16
EBITDA	*in € mill.*	58.2	54.3	-7
EBIT	*in € mill.*	32.5	28.7	-12
Total investments	*in € mill.*	61.7	62.9	+2
Capital employed	*in € mill.*	558.7	591.9	+6
Employees		4,833	4,554	-6
Sales volumes hollow bricks	*in mill. NF*	1,560	1,768	+13
Sales volumes pavers	*in mill. m²*	2.66	2.92	+10
Sales volumes concrete roof tiles [1]	*in mill. m²*	6.85	7.07	+3

1) Sales volumes are not proportional, but reflect 100%

Central-West Europe

Sizeable growth in German brick demand

Revenues in Central-West Europe rose by 7% to € 193.8 million and EBITDA increased 4% to € 37.1 million. This positive development was supported above all by higher revenues and earnings in Germany, which resulted from a noticeable improvement in the demand for bricks. In contrast, Italy reported slight declines from the high prior year levels. This segment generated 19% of Group revenues and EBITDA.

Continued consolidation on German clay roof tile market

The prices for bricks in Germany remained at a satisfactory level, but the Group was able to implement the first moderate price increases for clay roof tiles in two years and thereby improve the unprofitable margins from 2005. The initial consolidation of the Bogen clay roof tile plants, which were purchased at the end of April, also made a positive contribution to results. The Knabe facing brick plants near Bremen were acquired as of June 1 and – similar to the clay roof tile producer Jungmeier in Bavaria, which was purchased as of July 27 – will only have an impact during the second half of the year. The integration of Jungmeier and Bogen into Koramic roofing activities is expected to generate substantial synergies over the mid-term and position Wienerberger as a strong supplier with a full range of products in Germany.

Recovery in residential construction in Germany, slow-down in Italy

We expect continued recovery in residential construction across Germany during the second half of 2006, which will be supported by the elimination of a federal subsidy for first-time home builders and an increase in the VAT rate as of January 2007. The long-expected slow-down on the Italian market is forecasted to continue, but steady growth in residential construction in Switzerland should lead to positive development in sales volumes over the coming months.

Central-West Europe		1-6/2005	1-6/2006	Change in %
Revenues	in € mill.	180.8	193.8	+7
EBITDA	in € mill.	35.6	37.1	+4
EBIT	in € mill.	18.5	20.4	+10
Total investments	in € mill.	37.9	29.9	-21
Capital employed	in € mill.	411.9	428.5	+4
Employees		1,788	1,968	+10
Sales volumes hollow bricks	in mill. NF	876	880	0
Sales volumes facing bricks	in mill. WF	75	74	-1
Sales volumes clay roof tiles	in mill. m^2	2.25	2.63	+17

North-West Europe

North-West Europe with higher sales volumes in all product areas

The North-West Europe segment reported a 9% increase in revenues for the first six months to € 403.5 million and a slight 1% decline in EBITDA to € 82.4 million. The sound development of revenues was supported by substantially higher sales volumes in all product areas. However, this growth trend will only have a delayed effect on earnings because of the sharp rise in energy costs. The North-West Europe segment generated 39% of revenues and 42% of EBITDA for the Group.

Higher energy costs not fully offset by price increases

Particularly strong growth was recorded for sales volumes of hollow bricks and facing bricks in Belgium and hollow bricks and clay roof tiles in France. Sales volumes of facing bricks were higher in Great Britain, Denmark and Sweden, but slightly lower in Finland and Norway. Selling

prices were adjusted in all countries during the first quarter to at least partly offset the massive rise in energy costs. Energy prices have increased by an above-average amount in comparison to the previous year, especially in Belgium, the Netherlands and Great Britain, and this has intensified the pressure on margins.

Several bolt-on projects completed or in progress plus acquisition of Baggeridge Brick in UK

Wienerberger also continued its bolt-on growth strategy in North-West Europe during the first half of 2006. In Belgium the Group acquired Ampe, a modern hollow brick plant near Ghent. New plants in France (a hollow brick plant in Angervilliers) and Estonia (a facing brick plant in Aseri) are currently starting operations, and investments are progressing to extend the production capacity for clay roof tiles in France and for clay pavers in the Netherlands. A major growth step would be formed by the cash acquisition of the publicly traded Baggeridge Brick plc in Great Britain, which was announced in mid-August. Baggeridge operates five plants, and will offer Wienerberger attractive opportunities for the utilization of synergies and growth potential in the largest facing brick market in Europe.

Expected improvement in earnings during second half-year through further price increases

The earnings situation should improve in North-West Europe over the coming months. Residential construction in Belgium remains strong, and a higher number of building permits in the Netherlands leads to expectations of an increase in demand during the second half-year. In France bottlenecks in the transportation sector prevented even higher growth in sales volumes during the early months of this year. In Great Britain Wienerberger will work to expand business activities despite the difficult operating environment (market weakness and high energy costs). The Group plans further price increases for a number of countries beginning in September in order to offset higher energy costs.

North-West Europe		1-6/2005	1-6/2006	Change in %
Revenues	*in € mill.*	370.1	403.5	+9
EBITDA	*in € mill.*	83.4	82.4	-1
EBIT	*in € mill.*	56.1	54.1	-4
Total investments	*in € mill.*	43.1	92.4	+114
Capital employed	*in € mill.*	958.6	1,064.0	+11
Employees		4,217	4,188	-1
Sales volumes of hollow bricks	*in mill. NF*	481	582	+21
Sales volumes of facing bricks	*in mill. WF*	817	847	+4
Sales volumes of clay roof tiles	*in mill. m²*	5.72	5.94	+4

USA

Expected slow-down in US residential construction becomes reality

New residential construction in the USA remained at a high level during the first months of this year, but the long-expected slow-down started in April. Our General Shale subsidiary was unable to utilize its additional capacity and recorded a minor decline in sales volumes. However, the prices for facing bricks were raised by 6%. This segment increased revenues by 8% to € 171.6 million and EBITDA by 5% to € 31.8 million. The growth in earnings would have been higher, if energy prices had not continued to rise. The USA was responsible for 17% of Group revenues and 16% of EBITDA.

In June Wienerberger acquired the Robinson Brick Company (RBC) in the USA. This firm operates a brick plant in Denver as well as three concrete block plants and 17 distribution outlets in six states (Colorado, Wyoming, Montana, Nebraska, Illinois and Oklahoma). The integration of RBC with General Shale represents an ideal geographical addition to the Group, and leads to expectations of synergies and additional growth potential in the western regions of the USA. Wienerberger also acquired another brick merchant in the USA, Curley Building Materials Inc. in Carmel, Indiana, to strengthen direct sales. During the second half of 2006 General Shale will close the Lee County plant in North Carolina and relocate production to the more efficient plant in nearby Brickhaven to further optimize manufacturing costs.

Major growth step with acquisition of Robinson Brick in USA

Housing starts are forecasted to decline 7% to 1.92 million units for the full 12 months of 2006. This will also lead to weaker demand for bricks. In spite of these developments, we expect a further improvement in revenues and earnings over the record year in 2005 because of the timely introduction of measures to optimize production costs and the acquisition of Robinson Brick in 2006.

Further earnings growth expected for 2006

USA		1-6/2005	1-6/2006	Change in %
Revenues	*in € mill.*	158.6	171.6	+8
EBITDA	*in € mill.*	30.3	31.8	+5
EBIT	*in € mill.*	23.7	24.2	+2
Total investments	*in € mill.*	17.4	116.1	>100
Capital employed	*in € mill.*	328.9	434.3	+32
Employees		2,172	2,224	+2
Sales volumes of facing bricks	*in mill. WF*	611	604	-1

Investments and Other

The Investments and Other segment is comprised chiefly of the holding company and related costs as well as the non-core activities of the Wienerberger Group. These activities include real estate and a stove tile plant in Austria. Revenues in this segment rose 17% to € 9.7 million, while EBITDA fell 50% below the prior year level to € -8.7 million because of higher holding company costs. The 50% stake in Pipelife is consolidated at equity, and is not included in the operating results of this segment. As in the prior year, this company recorded satisfactory growth in revenues and earnings.

Investments and Other[1]		1-6/2005	1-6/2006	Change in %
Revenues	*in € mill.*	8.3	9.7	+17
EBITDA	*in € mill.*	-5.8	-8.7	-50
EBIT	*in € mill.*	-7.4	-10.6	-43
Capital employed	*in € mill.*	47.8	21.9	-54
Employees		150	173	+15

1) Revenues excluding Group eliminations, earnings including holding company costs

Interim Financial Statements (IFRS) Wienerberger Group

Income Statement

in TEUR	4-6/2006	4-6/2005	1-6/2006	1-6/2005
Revenues	627,953	589,008	1,011,899	922,796
Cost of goods sold	-384,527	-352,762	-642,553	-575,691
Gross profit	**243,426**	**236,246**	**369,346**	**347,105**
Selling expenses	-110,857	-102,091	-197,770	-176,733
Administrative expenses	-34,474	-28,197	-64,178	-54,427
Other operating expenses	-8,017	-5,422	-13,002	-8,817
Other operating income	10,698	6,733	22,440	16,276
Amortization of goodwill	0	0	0	0
Operating profit before non-recurring items	**100,776**	**107,269**	**116,836**	**123,404**
Non-recurring write-offs and provisions related to restructuring	0	0	0	0
Non-recurring income	0	0	0	0
Operating profit after non-recurring items	**100,776**	**107,269**	**116,836**	**123,404**
Income from investments in associates	7,447	9,080	9,392	11,636
Net financing costs	-10,693	-12,409	-22,539	-22,676
Other financial results	-146	-2,485	234	-621
Financial results	**-3,392**	**-5,814**	**-12,913**	**-11,661**
Profit before tax	**97,384**	**101,455**	**103,923**	**111,743**
Income taxes	-21,183	-21,789	-22,795	-22,803
Profit after tax	**76,201**	**79,666**	**81,128**	**88,940**
Thereof attributable to minority interest	1,711	1,118	987	1,074
Thereof attributable to equity holders	**74,490**	**78,548**	**80,141**	**87,866**
Adjusted earnings per share before non-recurring items (in EUR)	**1.01**	**1.07**	**1.09**	**1.20**
Earnings per share (in EUR)	**1.01**	**1.07**	**1.09**	**1.20**
Diluted earnings per share (in EUR)	**1.01**	**1.06**	**1.09**	**1.19**

Segment Reporting

1-6/2006 *in TEUR*	Central-East Europe	Central-West Europe	North-West Europe	USA	Investments and Other [1]	Group Eliminations	Wienerberger Group
Revenues	258,033	193,782	403,523	171,552	9,745	-24,736	1,011,899
EBITDA	54,268	37,076	82,431	31,814	-8,641		196,948
EBIT	28,726	20,411	54,078	24,183	-10,562		116,836
Total investments	62,853	29,914	92,356	116,098	1,176	-295	302,102
Capital employed	591,917	428,519	1,063,986	434,343	21,919		2,540,684
Employees	4,554	1,968	4,188	2,224	173		13,107
1-6/2005							
Revenues	223,314	180,833	370,135	158,556	8,343	-18,385	922,796
EBITDA	58,234	35,635	83,422	30,306	-5,921		201,676
EBIT	32,523	18,544	56,128	23,697	-7,488		123,404
Total investments	61,711	37,933	43,072	17,363	753		160,832
Capital Employed	558,650	411,936	958,638	328,918	47,739		2,305,881
Employees	4,833	1,788	4,217	2,172	150		13,160

1) The Investments and Other segment includes holding company costs.

Balance Sheet

in TEUR	30.6.2006	31.12.2005
ASSETS		
Intangible assets	629,454	563,906
Property, plant and equipment	1,583,889	1,507,125
Investment property	32,179	32,984
Investments in associates	114,809	106,503
Other financial assets	24,224	21,566
Deferred tax assets	69,283	61,355
Non-current assets	**2,453,838**	**2,293,439**
Inventories	473,539	445,879
Trade receivables	314,269	184,407
Other current receivables	111,648	103,567
Securities	46,128	22,402
Cash and cash at bank	246,227	219,876
Current assets	**1,191,811**	**976,131**
Total Assets	**3,645,649**	**3,269,570**
EQUITY AND LIABILITIES		
Issued capital	74,168	74,168
Share premium	415,052	415,052
Retained earnings	1,048,151	1,031,209
Treasury stock	-22,252	-28,133
Translation reserve	-88,932	-38,909
Minority interest	29,233	29,717
Equity	**1,455,420**	**1,483,104**
Employee-related provisions	75,547	75,671
Provisions for deferred taxes	112,273	105,318
Other non-current provisions	53,782	53,463
Long-term financial liabilities	967,548	1,091,366
Other non-current liabilities	49,759	51,102
Non-current provisions and liabilities	**1,258,909**	**1,376,920**
Other current provisions	38,152	39,234
Short-term financial liabilities	561,604	97,873
Trade payables	169,536	150,712
Other current liabilities	162,028	121,727
Current provisions and liabilities	**931,320**	**409,546**
Total Equity and Liabilities	**3,645,649**	**3,269,570**

Changes in Equity Statement

in TEUR	Group	Minority interest	Total
Balance on 1.1.2006	**1,453,387**	**29,717**	**1,483,104**
Net profit/minority interest	80,141	987	81,128
Dividend payments	-86,415	-538	-86,953
Currency translation adjustment	-49,045	-567	-49,612
Currency translation adjustment to investments in associates	-978	0	-978
Hedging reserves	23,907	38	23,945
Capital increase/decrease	0	0	0
Increase/decrease in minority interest	0	-404	-404
Increase/decrease in treasury stock	5,881	0	5881
Expenses from stock option plans	636	0	636
Other changes	-1,327	0	-1,327
Balance on 30.6.2006	**1,426,187**	**29,233**	**1,455,420**

Cash Flow Statement

in TEUR	1-6/2006	1-6/2005
Profit before tax	103,923	111,743
Depreciation and amortization	80,112	78,273
Non-recurring write-offs related to restructuring	0	0
Write-up of fixed and financial assets	-1,800	-591
Increase/decrease in long-term provisions	3,834	10,642
Income from associates	-9,369	-11,636
Income/loss from the disposal of fixed and financial assets	-2,940	-2,749
Net financing costs	22,539	22,676
Interest expense	-44,926	-42,358
Interest income	14,240	22,954
Income taxes paid	-18,804	-16,438
Gross cash flow	**146,809**	**172,516**
Increase/decrease in inventories	-1,643	-48,722
Increase/decrease in trade receivables	-114,666	-118,191
Increase/decrease in trade payables	10,493	3,646
Increase/decrease in other net current assets	19,522	-7,751
Changes in non-cash items resulting from foreign exchange translation	-7,185	-3,239
Cash flow from operating activities	**53,330**	**-1,741**
Proceeds from the sale of assets	10,616	13,613
Purchase of property, plant and equipment and intangible assets	-148,983	-125,621
Payments made for investments in financial assets	-2,838	-334
Increase/decrease in securities	219	-1,339
Net payments made for the acquisition of companies	-153,119	-35,211
Net proceeds from the sale of companies	0	61
Cash flow from investing activities	**-294,105**	**-148,831**
Increase/decrease in long-term financial liabilities	-123,818	117,781
Increase/decrease in short-term financial liabilities	472,248	105,586
Dividends paid by Wienerberger AG	-86,415	-78,040
Dividends paid to minority shareholders and other changes in minority capital	-522	0
Dividend payments from associates	0	0
Capital increase Wienerberger AG	0	0
Cash inflows from the exercise of stock options	4,561	0
Purchase of treasury stock	0	-21,325
Cash flow from financing activities	**266,054**	**124,002**
Change in cash and cash at bank	**25,279**	**-26,570**
Effects of exchange rate fluctuations on cash held	1,072	2,331
Cash and cash at bank at the beginning of the period	219,876	86,492
Cash and cash at bank at the end of the period	**246,227**	**62,253**
Thereof cash	246,227	62,253

Notes to the Interim Financial Statements

Basis of Preparation

The interim report as of June 30, 2006 was prepared in accordance with the principles set forth in International Financial Reporting Standards, Guidelines for Interim Reporting (IAS 34).

The accounting and valuation methods in effect on December 31, 2005 remain unchanged. Wienerberger records emission rights at an acquisition cost of zero in accordance with the policy used in 2005, which is based on IAS 20 and IAS 38. In keeping with this accounting treatment, the income statement only includes expenses for the required purchase of additional certificates due to insufficient allocation or income from the sale of unused emission rights.

Wienerberger manages its business on a regional basis, which gives local operating management responsibility for all core products within a country. The segment reporting reflects the regional focus of the Wienerberger Group, and remains unchanged since December 31, 2005.

IFRS (IAS) differ from Austrian accounting regulations (Austrian Commercial Code) in the calculation of deferred taxes, the treatment of goodwill arising on acquisitions, the determination of provisions (including employee-related provisions), the valuation of marketable securities, the reporting of extraordinary income and expense, and the reporting of personnel expenses related to the stock option plans. For additional information on the accounting and valuation principles, see the financial statements as of December 31, 2005, which form the basis for these interim financial statements.

Consolidation Range

The consolidated financial statements include all major Austrian and foreign companies in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. Joint venture companies of the Schlagmann and Bramac Groups are consolidated on a proportional basis at 50%. The companies of the Biegonice Group in Poland, which were acquired as of February 1, 2006, were included through full consolidation for the first time. Two other plants were included in the consolidated financial statements as of May 1, 2006: a clay roof tile plant in Germany and a hollow brick plant near Ghent, Belgium. As of June 13, 2006 Wienerberger acquired the Robinson Brick Company in Denver, Colorado, USA, with one brick plant and three concrete block factories as well as numerous distribution outlets in the western regions of the USA. In addition, one hollow brick plant in Austria and one facing brick plant in Germany were acquired through asset deals.

The comparable prior year period from January 1, 2005 to June 30, 2005 included von Müller Dachprodukte GmbH & Co. KG with two clay roof tile plants in Germany (consolidated as of April 1, 2005) for only three months. The Danish Petersminde Teglvaerk A/S and a number of brick plants acquired through assets deals as well as brick activities in Russia, Ukraine and Bulgaria were not included at all in the comparable prior year period.

Changes in the consolidation range increased revenues by TEUR 14,931 and EBITDA by TEUR 508 for the period from January 1, 2006 to June 30, 2006.

Seasonality

The sales volumes recorded by Wienerberger during the first and last months are lower than at mid-year due to the negative impact of the weather on construction activity. These seasonal fluctuations are demonstrated by data from the first or fourth quarters of the year, which generally lie below results for the second and third quarters.

Notes to the Income Statement

Group revenues rose by 10% over the first six months of 2005 to TEUR 1,011,899. Operating profit before depreciation and amortization (EBITDA) reached TEUR 196,948, which represents a decline of 2% to the prior year value of TEUR 201,676.

The number of shares outstanding totaled 74,167,796 as of June 30, 2006. Treasury stock totaled 644,005 shares as of the balance sheet date, and was deducted in the calculation of earnings per share. The weighted number of shares outstanding from January 1, 2006 to June 30, 2006 was 73,310,509.

Notes to the Cash Flow Statement

The Cash Flow Statement was expanded to better meet the requirements of IAS 7, and profit before tax now forms the starting point. Interest expense and tax payments are shown separately as components of gross cash flow. The necessary adjustments are included under cash flow from operating activities and cash flow from financing activities. Prior year data was adjusted accordingly in the relevant positions.

The change in the hedging reserve through foreign currency swaps during the first half of 2005 was reported as part of cash flow from operating activities under "changes in non-cash items resulting from foreign exchange translation". The contra item to the hedging reserve was reported as part of cash flow from investing activities under changes in securities, which therefore showed a higher inflow. In accordance with IAS 7, these two effects are treated as non-cash transactions for this quarterly report and are not included in the Cash Flow Statement. This reflects the treatment applied in the consolidated financial statements as of December 31, 2005. The Cash Flow Statement for the first two quarters of 2005 was adjusted accordingly.

Gross cash flow of TEUR 146,809 for the first half of 2006 was 15% below the prior year level. Cash outflows of TEUR 302,102 for total investments include TEUR 46,326 of maintenance, replacement and rationalization investments (maintenance capex) and TEUR 255,776 of acquisitions and the construction or expansion of plants (growth investments).

Notes to the Balance Sheet

Maintenance capex and growth investments for the first two quarters of 2006 increased fixed and financial assets by TEUR 302,102. Net debt rose by TEUR 289,889, primarily due to investments, the seasonal increase in inventories and the dividend payment. Negative, non-recognized currency translation adjustments of TEUR 50,590 for the first half-year were generated primarily in Hungary, Poland and the USA. This decline in equity is contrasted with an increase of TEUR 23,945 in the hedging reserve and cash inflows of TEUR 5,881 from the exercise of stock options by eligible managers. Profit after tax led to an increase of TEUR 81,128 in equity.

The Managing Board of Wienerberger AG

Vienna, August 2006

W. Reithofer H. Scheuch H. Tschuden J. Windisch

Financial Calendar

August 22, 2006	Results for the First Six Months of 2006: Press and Analysts Conference in Vienna
August 23, 2006	Results for the First Six Months of 2006: Analysts Conference in London
November 8, 2006	Third Quarter Results for 2006
November 9/10, 2006	Capital Markets Day in Germany
February 15, 2007	Preliminary Results for 2006
March 27, 2007	2006 Final Results: Press and Analysts Conference in Vienna
March 28, 2007	2006 Final Results: Analysts Conference in London
May 8, 2007	First Quarter Results for 2007
May 10, 2007	138th Annual General Meeting in the Austria Center Vienna
August 21, 2007	Results for the First Six Months of 2007: Press and Analysts Conference in Vienna
August 22, 2007	Results for the First Six Months of 2007: Analysts Conference in London
November 14, 2007	Third Quarter Results for 2007

Information on the Company and the Wienerberger Share:

Investor Relations Officer:	Thomas Melzer
Shareholders' Telephone:	+43 (1) 601 92-463
E-Mail:	communication@wienerberger.com
Internet:	www.wienerberger.com
Vienna Stock Exchange:	WIE
Reuters:	WBSV.VI
Bloomberg:	WIE AV
Datastream:	O: WNBA
ADR Level 1:	WBRBY
ISIN:	AT0000831706

Wienerberger Online Annual Report 2005:
http://annualreport.wienerberger.com

The Report on the First Six Months of 2006 is available in German and English.

Wienerberger Markets in Europe



22 6 15 Germany
4 Denmark
1 Norway
1 1 Sweden
2 Finland
1 13 3 4 Netherlands
9 Great Britain
1 1 1 Estonia
13 2 3 3 Poland
7 9 4 Belgium
12 8 Czech Republic
4 3 4 France
3 2 1 Slovakia
2 2 Switzerland
8 1 5 2 Austria
2 2 Romania
1 Bulgaria
15 6 2 Hungary
5 Italy
1 Macedonia
2 2 Slovenia
1 Serbia and Montenegro
1 3 1 Croatia
1
1
1
1 1
2
3
1 1
1 1
1 2
1 2
2 4
1 1
1 1
1 1
1 1
1 1
1 1
1 1
1 1
4
1
1
1

Market positions

1 *Hollow and/or facing bricks*

1 *Clay roof tiles*

1 *Joint ventures*
Bramac concrete roof tiles (50%)
and Tondach Gleinstätten clay roof tiles (25%)

Number of plants

Hollow bricks
Facing bricks
Roofing systems
Pavers

3 2 1 1

■ *Markets with plant sites*

Export markets

Presence and Market Positions

Wienerberger is the only multinational producer of bricks and roof tiles, with a total of 245 plants in 24 countries and 6 export markets. We focus on our core areas of expertise and work steadily to strengthen our geographic portfolio. In this way, we are able to offset fluctuations on individual markets. We don't want to be everywhere – our objective is to develop strong positions in the markets in which we are active. This includes further expansion in the east as well as consolidation in the west.

Wienerberger Markets in the USA



1 3 Indiana
1 Illinois
2 Montana
Wisconsin
1 Nebraska
3 Michigan
Pennsylvania
Ohio
New York
New Jersey
Delaware
Maryland 1
West Virginia
2 4 Virginia
2 5 North Carolina
3 South Carolina
2 Georgia
Florida
2 3 Wyoming
1 1 8 Colorado
1 Oklahoma
2 Mississippi
3 2 6 Tennessee
2 Kentucky
1 Alabama
1
1
6
1
5
1
3
1
2
3
3
2
1
1
1
1
6
4
6
4
1
3
Number of sites
Facing bricks
Concrete products
Distribution outlets
3 2 1
Market positions
1 Facing bricks

Status: August 2006

